As filed with the Securities and Exchange Commission on July 3, 2003

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Interwoven, Inc.

(Exact name of the Registrant as specified in its charter)

Delaware	77-0523543
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

803 11TH Avenue

Sunnyvale, California 94089

(408) 774-2000

(Address, including zip code and telephone number, including area code, of the Registrant’s principal executive offices)

David M. Allen

Senior Vice President and Chief Financial Officer

803 11th Avenue

Sunnyvale, CA 94089

(408) 774-2000

(Name, address, including zip code and telephone number, including area code, of the Registrant’s agent for service)

Copies to:

Horace L. Nash, Esq.

Nicole Harper, Esq.

Fenwick & West LLP

801 California Street

Mountain View, California 94041

(650) 988-8500

Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Shares to be Registered	Amounts to be Registered	Proposed Maximum Offering Price per Unit (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock, $0.001 par value per share	2,816,166	2.17	$6,111,080.22	$494.39

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of the Registrant’s common stock as reported by the NASDAQ National Market on June 30, 2003.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to completion, dated July 3, 2003)

Interwoven, Inc.

2,816,166 Shares of Common Stock

Interwoven, Inc.

Our common stock trades on the NASDAQ National Market.

Last reported sale price on July     , 2003: $         per share.

Trading Symbol: IWOV

THE OFFERING

With this prospectus, the selling stockholders named in the section of this prospectus entitled “Selling Stockholders” may offer and sell shares of our common stock that they acquired in connection with our acquisition of MediaBin, Inc.

Investing in our common stock involves a high degree of risk. Please carefully consider the “ Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July     , 2003.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus carefully, including the documents incorporated by reference. Unless the context otherwise requires, the terms we, our, us and Interwoven refer to Interwoven, Inc. a Delaware corporation.

Interwoven

Interwoven provides a software platform, solutions and services that help customers automate the process of developing, managing and deploying content used in important software applications used by business enterprises, such as customer relationship management and enterprise portal applications. Our “Open Content Platform” consists of a comprehensive suite of products that enables businesses to take advantage of content-rich applications to deliver business value. This platform can meet the needs of a small group of users and can scale to serve the global enterprise. Our products are designed to allow many types of contributors within an organization to create, manage, tag and deploy code and content assets, such as documents, database information, XML and HTML content, and application code, to a host of enterprise applications and initiatives.

Interwoven was incorporated in California in 1995 and reincorporated in Delaware in 1999. Interwoven is headquartered in Sunnyvale, California and our mailing address is 803 11th Avenue, Sunnyvale, California, 94089, and our telephone number is (408) 774-2000. Our corporate web site address is http://www.interwoven.com.

The Offering

Former stockholders of MediaBin, Inc. hold all 2,816,166 shares that may be offered under this prospectus. These shares are being offered on a continuous basis under Rule 415 of the Securities Act.

Common stock that may be offered by the selling stockholders	2,816,166 shares

Common stock to be outstanding after this offering	102,983,844 shares*

Use of proceeds	We will not receive any proceeds from the sale of shares approved by this prospectus.

*	Based on the number of shares outstanding as of June 27, 2003.

FORWARD-LOOKING STATEMENTS

We make many statements in this prospectus and in the documents we incorporate by reference in this prospectus that are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to our future plans, objectives, expectations and intentions. We may identify these statements by the use of words such as “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we discuss in “Risk Factors” and elsewhere in this prospectus. These forward-looking statements speak only as of the date of this prospectus, in the documents we incorporate by reference in this prospectus and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

RISK FACTORS

You should carefully consider the risks described below and in the documents we incorporate by reference in this prospectus before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us, or that we currently deem immaterial, may become important factors that impair our business operations. Our business, financial condition or results of operations could be seriously harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Our operating history is limited, so it will be difficult for you to evaluate our business in making an investment decision.

We have a limited operating history and are still in the early stages of our development, which makes the evaluation of our business operations and our prospects difficult. We shipped our first product in May 1997. Since that time, we have derived substantially all of our revenues from licensing our TeamSite product and related products and services. In evaluating our common stock, you should consider the risks and difficulties frequently encountered by companies in new and rapidly evolving markets, particularly those companies whose businesses depend on the Internet and corporate information technology spending. These risks and difficulties, as they apply to us in particular, include:

•	delay or deferral of customer orders or implementations of our products;

•	fluctuations in the size and timing of individual license transactions;

•	the mix of products and services sold;

•	our ability to develop and market new products and control costs;

•	changes in demand for our products;

•	the impact of new products on existing product sales cycles;

•	concentration of our revenues in a single product or family of products and our services;

•	our need to attract, train and retain qualified personnel;

•	our need to establish and maintain strategic relationships with other companies, some of which may in the future become our competitors; and

•	the effect of competition from large enterprise software companies entering the content management market.

One or more of the foregoing factors may cause our operating expenses to be disproportionately high during any given period or may cause our net revenues and operating results to be significantly lower than expected. Based upon the preceding factors, we may experience a shortfall in revenues or earnings or otherwise fail to meet public market expectations, which could harm our business, financial condition and the market price of our common stock.

If we do not increase our license revenues significantly, we will fail to achieve and sustain operating profitability.

We have incurred net losses from operations in each quarter since our inception through the quarter ended March 31, 2003. As of March 31, 2003, we had an accumulated deficit of approximately $344.9 million. We anticipate that we will continue to invest in order to expand our customer base and increase brand awareness. To achieve and sustain operating profitability on a quarterly and annual basis, we will need to increase our revenues significantly, particularly our license revenues. We cannot predict when we will become profitable, if at all. We are currently operating at a loss. Furthermore, we have generally made business decisions with reference to net profit metrics excluding non-cash charges, such as acquisition and stock-based compensation charges. We expect to continue to make acquisitions, which are likely to cause us to incur certain non-cash charges such as stock-based compensation and intangible amortization charges, which will increase our losses.

Reduced demand and increased competition may cause our services revenue to decline and our results to fluctuate unpredictably.

Our services revenues represent a significant component of our total revenues—54% and 64% of total revenues during the three months ended March 31, 2002 and 2003, respectively. We anticipate that services revenues will continue to represent a significant percentage of total revenues in the future, and the actual percentage that it represents will have an impact on our results of operations. To a large extent, the level of our services revenues depends upon our ability to license products that generate follow-on services revenues, such as maintenance. Services revenue also depends on demand for professional services, which is subject to fluctuation in response to economic slowdowns. The current economic slowdown has and may continue to reduce demand for our professional services. As systems integrators and other third parties, many of whom are our partners, have become proficient at installing and servicing our products, our services revenues have declined and will continue to decline. Whether we will be able to successfully manage our professional services capacity during the current economic slowdown is difficult to predict. If our professional services capacity is too low, we may not be able to capitalize on future increases in demand for our services, but if our capacity is too high, our gross margin on services revenue will be harmed.

Our operating results fluctuate widely and are difficult to predict, so we may fail to satisfy the expectations of investors or market analysts and our stock price may decline.

Our quarterly operating results have fluctuated significantly in the past, and we expect them to continue to fluctuate unpredictably in the future. However, we anticipate flat revenues, on average, for the next few quarters due to the current economic slowdown and competitive environment. The main factors affecting these fluctuations are:

•	The discretionary nature of our customer’s purchases and their budget cycles;

•	The number of new information technology initiatives launched by our customers;

•	The size and complexity of our license transactions;

•	potential delays in recognizing revenue from license transactions;

•	timing of new product releases;

•	sales force capacity and the influence of reseller partners; and

•	seasonal variations in operating results.

It is possible that in some future periods our results of operations may not meet the forecasts periodically disclosed by management or the expectations of securities analysts and investors. If this occurs, the price of our common stock is likely to decline.

The continuing economic slowdown has reduced our sales and will cause us to experience operating losses.

The current widespread economic slowdowns in the markets we serve have harmed our sales. Capital spending on information technology in general and capital spending on web initiatives in particular have declined. We expect this trend to continue for the foreseeable future. In addition, since many of our customers are also adversely affected by the general economic slowdown, we may find that collecting accounts receivable from existing or new customers will take longer than we expect or that some accounts receivable will become uncollectible.

We face significant competition, which could make it difficult to acquire and retain customers and inhibit any future growth.

We expect market competition to persist and intensify. Competitive pressures may seriously harm our business and results of operations if they inhibit our future growth, require us to hold down or reduce prices, or increase our operating costs. Our competitors include, but are not limited to:

•	potential customers that use in-house development efforts; and

•	developers of software that address the need for content management, such as Documentum, Filenet, Microsoft, Open Text, Stellent and Vignette.

We also face potential competition from our strategic partners, such as BEA Systems, IBM and Oracle, or from other companies that may in the future decide to compete in our market. Some of our existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Many of these companies can also leverage extensive customer bases and adopt aggressive pricing policies to gain market share. Potential competitors may bundle their products in a manner that discourages users from purchasing our products. For example, Microsoft has introduced a content management product and might choose to bundle it with other products in ways that would harm our competitive position. Barriers to entering the content management software market are relatively low.

Although we believe the number of our competitors is increasing, we believe there may be consolidation in the content management software industry. We expect that the general downturn of stock prices in the technology-related companies since March 2000 will result in significant acceleration of this trend, with fewer but more financially-sound competitors surviving that are better able to compete with us for our current and potential customers.

If we fail to establish and maintain strategic relationships, the market acceptance of our products, and our profitability, may decline.

To offer products and services to a larger customer base, our direct sales force depends on strategic partnerships and marketing alliances to obtain customer leads, referrals and distribution. For example, the majority of our revenues are associated with referrals from our strategic partners. If we are unable to maintain our existing strategic relationships or fail to enter into additional strategic relationships, our ability to increase our sales and reduce expenses will be harmed. We would also lose anticipated customer introductions and co-marketing benefits. Our success depends in part on the success of our strategic partners and their ability to market our products and services successfully. We also rely on our strategic partnerships to aid in the development of our products. Should our strategic partners not regard us as significant for their own businesses, they could reduce their commitment to us or terminate their respective relationships with us, pursue other partnerships or relationships, or attempt to develop or acquire products or services that compete with our products and services. Even if we succeed in establishing these relationships, they may not result in additional customers or revenues.

Because the market for our products is new, we do not know whether existing and potential customers will purchase our products in sufficient quantity for us to achieve profitability.

The market for content management software is evolving rapidly. We expect that we will continue to need to educate prospective clients about the uses and benefits of our products and services. Various factors could inhibit the growth of the market and market acceptance of our products and services. In particular, potential customers that have invested substantial resources in other methods of conducting business over the Internet may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems. We cannot be certain that the market for our products will expand or continue to deteriorate further.

We may be required to write-off all or a portion of the value of assets we acquired in our recent business combinations.

Accounting principles require companies to review the value of assets from time to time to determine whether those values have been impaired. Due to the decline of our stock price and our operational performance in 2002, we reduced the carrying value of assets from acquired companies. We are required to review the carrying value of acquired companies on our balance sheet periodically to determine if those values should be reduced as a result of significant changes in our operations.

This process includes an analysis of the carrying value of the assets acquired as compared to the fair value of such assets through the use of comparison of our market capitalization and through the use of valuation models. If, as a result of this analysis, we determine there has been an impairment of goodwill and other intangible assets, the carrying value of those assets is written down to fair value as a charge against operating results in the period that the determination is made. Any significant impairment harms our operating results for that period and our financial position, and could harm the price of our stock.

Our workforce reductions may require us to reduce our facilities commitments, which may cause us to incur expenses or recognize financial statement charges.

Since June 30, 2001, we have reduced our employee headcount by more than 40% of our employees worldwide. In connection with these restructurings, we relocated offices and abandoned facilities in the San Francisco Bay area and Austin, Texas. However, it is possible that our present facilities may exceed our estimated future needs. If this happens, and given the decline in the commercial real estate market, we could be faced with paying rent for space we are not using, or with subleasing the excess space for less than our lease rate and recognizing a financial statement charge reflecting the loss. If the commercial real estate market continues to deteriorate, or if we cannot sublease these facilities at all, we may record additional facilities charges in the future. Any charge we record would be based on assumptions and our estimates about our ability to sublease facilities or terminate leases. We cannot assure you that our estimates and assumptions about these charges will be accurate in the future, and additional charges may be required in future periods.

Our lengthy sales cycle makes it particularly difficult for us to forecast revenues, requires us to incur high costs of revenues, and increases the variability of our quarterly results.

The time between our initial contact with a potential customer and the ultimate sale, which we refer to as our sales cycle, typically ranges between three and nine months, depending largely on the customer. We believe that the continuing economic slowdown has lengthened our sales cycle as customers delay or defer decisions on implementing content management initiatives. If we do not shorten our sales cycle, it will be difficult for us to reduce sales and marketing expenses. In addition, as a result of our lengthy sales cycle, we have only a limited ability to forecast the timing and size of specific sales. This makes it more difficult to predict quarterly financial performance, or to achieve it, and any delay in completing sales in a particular quarter could harm our business and cause our operating results to vary significantly.

We rely heavily on sales of one product, so if it does not continue to achieve market acceptance we will continue to experience operating losses.

Since 1997, we have generated substantially all of our revenues from licenses of, and services related to, our TeamSite product. We believe that revenues generated from TeamSite will continue to account for a large portion of our revenues for the foreseeable future. A decline in the price of TeamSite, or our inability to increase license sales of TeamSite, would harm our business and operating results more seriously than it would if we had several different products and services to sell. In addition, our future financial performance will depend upon successfully developing and selling enhanced versions of TeamSite. If we fail to deliver product enhancements or new products that customers want, it will be more difficult for us to succeed.

Difficulties in introducing new products and upgrades in a timely manner will make market acceptance of our products less likely.

The market for our products is characterized by rapid technological change, frequent new product introductions and technology-related enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. We expect to add new content management functionality to our product offerings by internal development, and possibly by acquisition. Content management technology is more complex than most software and new products or product enhancements can require long development and testing periods. Any delays in developing and releasing new products could harm our business. New products or upgrades may not be released according to schedule or may contain defects when released. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of our products or customer claims against us, any of which could harm our business. If we do not develop, license or acquire new software products, or deliver enhancements to existing products on a timely and cost-effective basis, our business will be harmed.

Stock-based compensation charges and amortization of acquired intangibles will reduce our reported net income or increase our reported net loss.

In connection with our acquisitions, we allocated a portion of the purchase price to intangible assets such as goodwill, in-process research and development, acquired technology, acquired workforce and covenants not to compete. We have also recorded deferred compensation related to options assumed and shares issued to effect business combinations, as well as options granted below fair market value associated with our initial public offering in October 1999. The future amortization expense related to the acquisitions and deferred stock-based compensation may be accelerated as we assess the value and useful life of the intangible assets, and accelerated expense would reduce our earnings.

In addition, our stock option repricing program requires us to record a compensation charge on a quarterly basis as a result of variable plan accounting treatment, which will lower our earnings. This charge will be evaluated on a quarterly basis and additional charges will be recorded if the market price of our stock exceeds the price of the repriced options. Since the variable component of this charge is computed based on the current market price of our stock, such charges may vary significantly from period to period. For example, for every dollar in value that our stock price exceeds the adjusted exercise price of these options, we will recognize an additional $2.6 million in deferred stock compensation.

Our products might not be compatible with all major platforms, which could limit our revenues.

Our products currently operate on the Microsoft Windows NT, Microsoft Windows 2000, Linux, IBM AIX, Hewlett Packard UX and Sun Solaris operating systems. In addition, our products are required to interoperate with leading content authoring tools and application servers. We must continually modify and enhance our products to keep pace with changes in these applications and operating systems. If our products were to be incompatible with a popular new operating system or business application, our business would be harmed. In addition, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems, browsers, back-office applications, and other technology-related applications, could also harm our business.

Acquisitions may harm our business by being more difficult than expected to integrate, by diverting management’s attention or by subjecting us to unforeseen accounting problems.

As part of our business strategy, we may seek to acquire or invest in additional businesses, products or technologies that we feel could complement or expand our business. If we identify an appropriate acquisition opportunity, we might be unable to negotiate the terms of that acquisition successfully, finance it, develop the intellectual property acquired from it or integrate it into our existing business and operations. We may also be unable to select, manage or absorb any future acquisitions successfully. Further, the negotiation of potential acquisitions, as well as the integration of an acquired business, especially if it involved our entering a new market, would divert management time and other resources and put us at a competitive disadvantage. We may have to use a substantial portion of our available cash, including proceeds from public offerings, to consummate an acquisition. On the other hand, if we consummate acquisitions through an exchange of our securities, our stockholders could suffer significant dilution. In addition, we cannot assure you that any particular acquisition, even if successfully completed, will ultimately benefit our business.

In connection with our acquisitions, we may be required to write-off software development costs or other assets, incur severance liabilities, amortization expenses related to acquired intangible assets, or incur debt, any of which could harm our business, financial condition, cash flows and results of operations. The companies we acquire may not have audited financial statements, detailed financial information, or adequate internal controls. There can be no assurance that an audit subsequent to the completion of an acquisition will not reveal matters of significance, including with respect to revenues, expenses, contingent or other liabilities, and intellectual property. Any such write-off could harm our financial results.

We depend on our international operations for a substantial portion of our revenues.

Sales to customers located outside the North America have historically accounted for a significant percentage of our revenues and we anticipate that such sales will continue to represent a significant percentage of our revenues. As a percentage of our total revenues, sales to international customers were 35% and 36% for the three months ended March 31, 2002 and 2003, respectively. We face risks associated with our international operations, including:

•	changes in taxes and regulatory requirements;

•	difficulties in staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	the need to localize products for sale in international markets;

•	longer payment cycles to collect accounts receivable in some countries;

•	seasonal reductions in business activity in other parts of the world in which we operate;

•	difficulties with respect to recognizing revenues from customers located outside the United States;

•	political and economic instability; and

•	economic downturns in international markets.

Any of these risks could harm our international operations and cause lower international sales. For example, some European countries already have laws and regulations related to technologies used on the Internet that are more strict than those currently in force in North America. Any or all of these factors could cause our business to be harmed.

In addition, our operations in Asia may be adversely impacted by the recent outbreak of Severe Acute Respiratory Syndrome. This outbreak has caused customers to delay or defer purchases, and our sales force to experience travel disruptions (including quarantines). If the number of cases continues to rise or spread to other areas and we continue to experience these problems, our international sales and operations will be harmed.

We might not be able to protect and enforce our intellectual property rights, a loss of which could harm our business.

We depend upon our proprietary technology, and rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect it. We currently have three issued United States patents and one foreign patent, as well as several U.S. and foreign patents pending approval. It is possible that patents will not be issued from our currently pending patent applications or any future patent application we may file. We have also restricted customer access to our source code and required all employees to enter into confidentiality and invention assignment agreements. Despite our efforts to protect our proprietary technology, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as effectively as the laws of the United States, and we expect that it will become more difficult to monitor use of our products as we increase our international presence. Further, third parties may claim that our products infringe the intellectual property of their products.

Our workforce reductions plans may hurt the morale and performance of our continuing personnel, and make it more difficult to retain the services of key personnel.

We restructured our operations over the past two years, resulting in substantial workforce reductions worldwide, in all functional areas. In addition to direct economic costs, these personnel reductions may hurt morale among continuing employees, or create concerns about job security. These morale issues may lower productivity or make it more likely that some of our key employees will seek new employment and require us to hire replacements. These reductions may also make the management of our business more difficult, subject us to increased risk of litigation and make it harder for us to attract employees in the future.

Since large orders may have a significant impact on our results from time to time, our quarterly results are subject to wide fluctuations.

We expect that any relatively large orders that we may receive from time to time in the future would have a significant impact on our license revenues in the quarter in which we recognize revenues from these orders. Large orders make our net revenues and operating results more likely to vary from quarter to quarter because the number of large orders we receive is expected to vary from period to period. The loss of any particular large order in any period could be significant. As a result, our operating results could suffer if any large orders are delayed or cancelled in any future period.

Our failure to deliver defect-free software could result in losses and harmful publicity.

Our software products are complex and have in the past and may in the future contain defects or failures that may be detected at any point in the product’s life. We have discovered software defects in the past in some of our products after their release. Although past defects have not had a material effect on our results of operations, in the future we may experience delays or lost revenues caused by new defects. Despite our testing, defects and errors may still be found in new or existing products, and may result in delayed or lost revenues, loss of market share, failure to achieve market acceptance, reduced customer satisfaction, diversion of development resources and damage to our reputation. As has occurred in the past, new releases of products or product enhancements may require us to provide additional services under our maintenance contracts to ensure proper installation and implementation. Moreover, third parties may develop and spread computer viruses that may damage the functionality of our software products. Any damage to or interruption in the performance of our software could also harm our business.

Defects in our products may result in customer claims against us that could cause unanticipated losses.

Because customers rely on our products for business critical processes, defects or errors in our products or services might result in tort or warranty claims. It is possible that the limitation of liability provisions in our contracts will not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. We have not experienced any product liability claims like this to date, but we could in the future. Further, although we maintain errors and omissions insurance, this insurance coverage may not be adequate to cover us. A successful product liability claim could harm our business. Even defending a product liability suit, regardless of its merits, could harm our business because it entails substantial expense and diverts the time and attention of key management personnel.

We have various mechanisms in place to discourage takeover attempts, which might tend to suppress our stock price.

Provisions of our certificate of incorporation and bylaws that may discourage, delay or prevent a change in control include:

•	we are authorized to issue “blank check” preferred stock, which could be issued by our board of directors to increase the number of outstanding shares, or to implement a stockholders rights plan, and thwart a takeover attempt;

•	we provide for the election of only one-third of our directors at each annual meeting of stockholders, which slows turnover on the board of directors;

•	we limit who may call special meetings of stockholders;

•	we prohibit stockholder action by written consent, so all stockholder actions must be taken at a meeting of our stockholders; and

•	we require advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Fluctuations in the exchange rates of foreign currency may harm our business.

We are exposed to adverse movements in foreign currency exchange rates because we translate foreign currencies into U.S. Dollars for reporting purposes. Historically, these risks were minimal for us, but as our international revenues and operations have grown and continue to grow, the adverse currency fluctuations could have a material adverse impact on our financial results. Historically, our primary exposures have related to operating expenses and sales in Australia, Asia and Europe that were not U.S. Dollar denominated. The increasing use of the Euro as a common currency for members of the European Union could affect our foreign exchange exposure.

Defense of class action lawsuits could be costly.

We have been notified of the commencement of a purported class action litigation alleging violations of federal securities laws by us. While we believe the litigation is without merit, our defense of this litigation could result in substantial costs and diversion of our management’s attention and resources, which could have a material adverse effect on our operating results and financial condition in future periods.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling stockholders under this prospectus.

SELLING STOCKHOLDERS

The following table presents information with respect to the selling stockholders and the shares of our common stock that they may offer with this prospectus. Each of the selling stockholders named below was formerly a stockholder of MediaBin, Inc. and acquired their shares as a result of our acquisition of that company. To our knowledge, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

The share information provided in the table below is based on information provided to us by the selling stockholders on or about June 27, 2003. We calculated beneficial ownership according to Rule 13d-3 of the Exchange Act as of this date.

Each of the selling stockholders named below has agreed, subject to the terms of a registration rights agreement entered into by and among Interwoven and the selling stockholders, that the shares listed below are subject to certain restrictions on the transfer of such shares as more fully described in the Plan of Distribution below.

The selling stockholders may from time to time offer and sell any or all of their shares as listed below. Because the selling stockholders are not obligated to sell their shares, and because they may also acquire publicly traded shares of our common stock, we cannot estimate how many shares each selling stockholder will beneficially own after this offering. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

Name	Shares Beneficially Owned Before The Offering		Shares That May Be Offered and Sold
	Number	Percent	Number	Percent
Venturos AS (1)	2,098,692	2.0	2,098,692	2.0
Glastad Holdings, Ltd.	613,693	*	613,693	*
Gezina AS (2)	103,781	*	103,781	*
TOTALS	2,816,166		2,816,166

*	Represents beneficial ownership of less than 1%.
(1)	TM Holding AS is the majority shareholder of Venturos AS and Terie Mikalsen is the sole shareholder of TM Holding AS. As a result, Terie Mikalsen may be deemed to have the power to vote and dispose of these shares. Mr. Mikalsen disclaims beneficial ownership of the shares, except to the extent of his direct pecuniary interest in the shares.
(2)	Tharald Brøvig is the majority shareholder of Gerzina AS. As a result, Mr. Brøvig may be deemed to have the power to vote and dispose of these shares. Mr. Brøvig disclaims beneficial ownership of the shares, except to the extent of his direct pecuniary interest in the shares.

PLAN OF DISTRIBUTION

The selling stockholders will be offering and selling all shares offered and sold with this prospectus. We will not receive any of the proceeds of sales of under this prospectus. Offers and sales by selling stockholders pursuant to this prospectus must comply with the terms of the merger agreement we entered into with MediaBin, Inc.

Who may sell and applicable restrictions. Shares may be offered and sold directly by the selling stockholders from time to time. The selling stockholders may transfer, devise or gift shares by other means. Selling stockholders may also resell all or a portion of their shares in open market transactions in reliance upon available exemptions under the Securities Act, such as Rule 144, provided they meet the criteria and confirm to the requirements of one of these exemptions.

Alternatively, the selling stockholders may from time to time offer shares through brokers, dealers or agents. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved.

Each of the selling stockholders has agreed, under the terms of a registration rights agreement by and among Interwoven and the selling stockholders, that during the period beginning on June 27, 2003 and continuing to and including September 25, 2003, such selling stockholder will not transfer any shares registered for resale under this prospectus. This restriction will expire as to 33% of the shares held by each selling stockholder at the close of business on July 27, 2003, as to an additional 33% of the shares held by each selling stockholder at the close of business on August 26, 2003, and as to all of the remaining shares held by each selling stockholder at the close of business on September 25, 2003.

The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

In addition, some of the selling stockholders are venture capital funds, corporations or trusts which may, in the future, distribute their shares to their partners, stockholders or trust beneficiaries, respectively, which distributes may likewise distribute further such shares. Distributed shares may later be sold by such partners, stockholders or trust beneficiaries, or by any of their respective distributees.

In order to comply with certain states’ securities laws, if applicable, the shares will be sold in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

Prospectus delivery. Because selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. A prospectus supplement or a post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the shares. In addition, if we receive notice from a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed.

Manner of sales. In making decisions with respect to the timing, manner and size of each sale, the selling stockholders will act independently of Interwoven. Sales may be made over the NASDAQ National Market or the over-the-counter market. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices.

The shares may be sold according to one or more of the following methods:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares;

•	an exchange distribution under the rules of the exchange;

•	face-to-face transactions between sellers and purchasers without a broker-dealer; and

•	by writing options.

Expenses associated with registration. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

Indemnification and contribution. In the merger agreement, we and the selling stockholders have agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

Suspension of this offering. We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.

LEGAL MATTERS

Fenwick & West LLP, Mountain View, California, will provide us with a legal opinion as to the validity of the issuance of the shares of common stock offered with this prospectus. Certain partners and investment partnerships comprised of certain partners of Fenwick & West LLP own approximately 1,900 shares of our common stock as of July 1, 2003.

EXPERTS

The consolidated financial statements and schedule of Interwoven, Inc. as of December 31, 2002 and 2001, and for each of the years in the two-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG, LLP, independent accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We incorporate into this prospectus by reference the following documents:

•	our annual report on Form 10-K for the year ended December 31, 2002;

•	all other reports filed by us under Section 13(a) or 15(d) of the Exchange Act since December 31, 1999, including our quarterly report on Form 10-Q for the quarter ended March 31, 2003 and our current reports on Form 8-K filed on June 2, 2003, April 23, 2003, and April 4, 2003;

•	the description of our common stock contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission on September 20, 1999; and

•	all other information that we file with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. Such inconsistent incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement.

Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. You may obtain copies of this material from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Reports, proxy and information statements and other information that we file electronically with the Commission are available at the Commission’s web site at http://www.sec.gov.

We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated into this prospectus by reference (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to Interwoven, Inc., at 803 11th Avenue, Sunnyvale, California 94089, Attention: Stock Administrator, telephone: (408) 774-2000.

INTERWOVEN, INC.

2,816,166 Shares of

Common Stock

PROSPECTUS

July         , 2003

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the shares being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$494.39
Accounting fees and expenses	5,000.00
Legal fees and expenses	17,505.61
Printing and other miscellaneous fees	2,000.00

Total	$25,000.00

ITEM 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s certificate of incorporation, as amended, includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); and

•	for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s Bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

The Registrant has entered into indemnity agreements with each of its current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s certificate of incorporation, as amended, and to provide additional procedural protections. At

The Registrant maintains directors’ and officers’ liability insurance.

See also the undertakings set out in response to Item 17.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Registrant’s Third Amended and Restated Certificate of Incorporation	3.01
Registrant’s Restated Bylaws, as amended	3.03

In addition, the registrant has entered into various merger agreements and related registration rights agreements in connection with its acquisitions of and mergers with various companies under which the parties to those agreements have agreed to indemnify the registrant and its directors, officers, employees and controlling persons against specified liabilities, including liabilities arising under the Securities Act, the Exchange Act or other federal or state laws.

ITEM 16. Exhibits.

The following exhibits are filed with this registration statement or incorporated into this registration statement by reference:

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date	Herewith

3.01	Third Amended and Restated Certificate of Incorporation.	S-1	3.03	12/17/99

3.02	Certificate of Amendment to Third Amended and Restated Certificate of Incorporation.	S-3	3.03	11/22/00

3.03	Amended and Restated Bylaws.	10-K	3.03	6/20/01

4.01	Form of Certificate for Registrant’s common stock.	S-1	4.01	7/27/99

4.02	Agreement and Plan of Merger, dated May 30, 2003, by and among the Registrant, Maryland Acquisition Corp. and MediaBin, Inc.*	8-K	2.01	6/2/2003

4.03	Subscription Agreement dated May 30, 2003.				X

4.04	Registration Rights Agreement dated May 30, 2003.				X

5.01	Opinion of Fenwick & West LLP regarding the legality of the shares being registered.				X

23.01	Consent of Fenwick & West LLP (included in Exhibit 5.01).				X

23.02	Consent of KMPG LLP, Independent Auditors.				X

24.01	Power of Attorney (see page II-4).				X

*	Incorporated by reference from Exhibit 2.1 to MediaBin, Inc.’s Current Report on Form 8-K filed on June 2, 2003.

ITEM 17. Undertakings.

The Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low and high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement;

provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	That, for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered under this registration statement, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Interwoven, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sunnyvale, State of California, on this 3rd day of July, 2003.

INTERWOVEN, INC.

By:	/s/ DAVID M. ALLEN
Senior Vice, President, Chief Financial Officer and Director

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints Martin W. Brauns and David M. Allen, and each of them, his true and lawful attorneys-in-fact and agents, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 415 promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive Officer:

/s/ MARTIN W. BRAUNS Martin W. Brauns	Chief Executive Officer and Director	July 3, 2003

Principal Financial Officer and Principal Accounting Officer:

/s/ DAVID M. ALLEN David M. Allen	Senior Vice President and Chief Financial Officer	July 3, 2003

Signature	Title	Date

Additional Directors:

/s/ RONALD E.F. CODD Ronald E.F. Codd	Director	July 3, 2003

/s/ FRANK J. FANZILLI, JR. Frank J. Fanzilli, Jr.	Director	July 3, 2003

/s/ KATHRYN C. GOULD Kathryn C. Gould	Director	July 3, 2003

/s/ ANTHONY ZINGALE Anthony Zingale	Director	July 3, 2003

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Exhibit	Filing Date	Herewith

3.01	Third Amended and Restated Certificate of Incorporation.	S-1	3.03	12/17/99

3.02	Certificate of Amendment to Third Amended and Restated Certificate of Incorporation.	S-3	3.03	11/22/00

3.03	Amended and Restated Bylaws.	10-K	3.03	6/20/01

4.01	Form of Certificate for Registrant’s common stock.	S-1	4.01	7/27/99

4.02	Agreement and Plan of Merger, dated May 30, 2003, by and among the Registrant, Maryland Acquisition Corp. and MediaBin, Inc.*

4.03	Subscription Agreement dated May 30, 2003.				X

4.04	Registration Rights Agreement dated May 30, 2003.				X

5.01	Opinion of Fenwick & West LLP regarding the legality of the shares being registered.				X

23.01	Consent of Fenwick & West LLP (included in Exhibit 5.01).				X

23.02	Consent of KMPG LLP, Independent Auditors.				X

24.01	Power of Attorney (see page II-4).				X

*	Incorporated by reference from Exhibit 2.1 to MediaBin, Inc.’s Current Report on Form 8-K filed on June 2, 2003.